UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Austin Flipsters Portfolio 1, LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    TX

    Date of Organization:

    January 15, 2021

Physical Address of Issuer:

3901 South Lamar Boulevard, Suite 130, Austin, TX 78704

Website of Issuer:

www.austinflipsters.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Membership Interest

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
Yes

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other; At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000

Deadline to reach the Target Offering Amount:

July 15, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
 0

	Inception to March 31, 2021
Total Assets	0
Cash & Cash Equivalents	0
Accounts Receivable	0
Short-term Debt	0
Long-term Debt	0
Revenues/Sales	0
Cost of Goods Sold	0
Taxes Paid	0
Net Income	0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 14, 2021

Austin Flipsters Portfolio 1, LLC

Up to $500,000 of Membership Interests

Austin Flipsters Portfolio 1, LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of limited liability company membership interests (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by July 15, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$500.00	$20.00	$480.00
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$500,000	$20,000	$480,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.austinflipsters.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://republic.co/austin-flipsters.

The date of this Form C is May 14, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Austin Flipsters Portfolio 1, LLC is a Texas limited liability company that was formed to acquire, manage, and sell a portfolio of single-family residential homes located in and around Austin, Texas (the "**Properties**").

The Company is located at 3901 South Lamar Boulevard, Suite 130, Austin, Texas.

The Company's website is https://austinflipsters.com

Management

The Company is managed by Houndstooth Capital Real Estate I, LLC which is owned and controlled by Lincoln Edwards.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,200*
Maximum Amount of the Securities Offered	500,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	502,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$500.00 +
Offering Deadline	July 15, 2021
Use of Proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on page 16.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to one percent (1%) of the Securities sold in this Offering that will be issued to the Intermediary at the closing.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Global crises such as COVID-19 may have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and into the future due to COVID-19, the Company's revenue may be adversely affected if the demand of for-sale housing declines.

We are managed by an external manager, Houndstooth Capital Real Estate I, LLC.

Our Manager of our Company is external to our Company, and you will own no rights in our Manager by purchasing our membership interests. Our Manager has the right to cause us to acquire and finance investments without further approval and is only required to meet the standards of care and other requirements set forth in our Operating Agreement.

The Company's success depends on the experience and skill of our Manager and its principal and consultant.

We are dependent on the Manager of our Company, including its principal, Lincoln Edwards, and its consultant, Lauren Ahrens. The loss of either Mr. Edwards or Ms. Ahrens could harm the Company's business, financial condition, cash flow and results of operations.

Because we are dependent upon our Manager to conduct our operations, any adverse changes in the financial health of our Manager or our relationship with it could hinder our operating performance and the return on your investment.

We are dependent on our Manager to manage our operations and acquire and manage our future portfolio of properties. Our Manager will make all decisions with respect to the management of our Company. Any adverse changes in the financial condition of our Manager, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our Members.

Our Manager may fail to identify acceptable investments.

There can be no assurances that our Manager will be able to identify, or approve suitable properties meeting our investment criteria. There is no guarantee that any investment approved by our Manager will generate operating income or gains. While affiliates of our Manager have been successful in the past in identifying and structuring favorable investments, there is no guarantee that our Manager will be able to identify and structure favorable investments in the future.

We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our Members.

There are numerous conflicts of interest between our interests and the interests of our Manager, Houndstooth Capital Real Estate I, LLC, and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, or purchase or sale of properties. In addition, there is nothing restricting our Manager from holding other investment vehicles. As a result, our Manager may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;
- The possibility that the competing demands for the time of our Manager may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest between us and our Manager could have a material adverse effect on the returns on our investments, our ability to make distributions to Members.

Our Properties will be subject to the risks typically associated with real estate.

Our Properties will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Properties to prospective purchasers;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and,

- the potential for uninsured or underinsured Properties losses.

These factors may have a material adverse effect on the value that we can realize from the Properties.

We may not be able to sell the Properties at a price equal to, or greater than, the total amount of capital we have invested in the Properties, which may lead to a decrease in the value of the Securities.

The value of the Properties to a potential purchaser may not increase over time, which may restrict our ability to sell a Properties, or if we are able to sell such Properties, may lead to a sale price less than the price that we paid to purchase a Properties. Such loss, would reduce the value of the Securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically assess whether there are any indicators that the value of our Properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our Properties. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our operating results in the period in which the charge is taken.

Uninsured losses relating to real estate and lender requirements to obtain insurance may reduce our profitability.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our Properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure our investors that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings that would result in less cash to be distributed to our investors. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase and could have a material adverse effect on the net income from the property, and, thus, the cash available for distribution to our investors.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Properties in the future will depend on prevailing economic and market conditions. Our inability to sell the Properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give purchasers the right to terminate preconstruction purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely estimates of the fair market value of our Properties upon completion of construction when agreeing upon a purchase price at the time we acquire the Properties. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, Properties damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or a property manager and its assignees from operating a property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If a property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Properties may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We will likely use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default, which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more membership interests in our Company.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

Interest rates might increase and result in material adverse effects on our business and prospects.

Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on our Company and our investments. If there is an increase in interest rates, any debt servicing on properties could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the Members. Also, rising interest rates may affect the ability of our Manager to refinance a property. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire properties.

Our Manager has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire properties. If our Manager obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short-term loans at the end of a relatively short period. No assurance can be given that our Manager would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our Company.

Leveraging a property allows a lender to foreclose on that property.

Lenders on a property, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that property if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that property.

Availability of financing and market conditions will affect the success of our Company.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for our investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our investments and our ability to execute our investment goals.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Our Manager may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Affiliates of the Company, including officers, directors, managers and existing beneficial owners of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Target Offering Amount.

There is no restriction on affiliates of the Company, including its officers, directors, managers and existing beneficial owners, from investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Target Offering Amount, affiliates can contribute the balance such that there will be a closing. The Target Offering Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to invest at least the Target Offering Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Target Offering Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Absence of Information; Incomplete Information; Reliance on our Manager.

We are relying on the experience of our Manager and affiliates regarding its ability to construct, develop, manage, and operate properties. Prospective investors will not have an opportunity to evaluate for themselves the relevant economic, financial, demographic and other factors regarding our business plan for the properties that we acquire, which adds to the uncertainty and risk of this investment in our membership interests. Prospective investors will have to rely solely upon the judgment of our Manager and our success will depend upon the skills and abilities of management and affiliates. As a result, we could be adversely affected in the event of the loss of the services of our Manager for any reason. No person should purchase our membership interests unless such person is willing to entrust all aspects of the management of our Company to our Manager.

Membership transfers and withdrawals are restricted.

In addition to the limitations on transferability imposed by the application of federal and state securities laws, the Operating Agreement imposes additional restrictions on the transfer of our membership interests. Pursuant to the Operating Agreement, holders of our membership interests may not transfer any membership interests in the Company or withdraw from the Company, unless our Manager consents to such transfer.

We will have indemnification obligations with respect to our Manager.

The Operating Agreement provides that we must indemnify, defend and hold harmless our Manager, from and against any loss, expense, damage, or injury suffered or sustained by reasons of any acts, omissions, or alleged acts or omissions arising out of the activities of our Manager on behalf of our Company or in furtherance of the interests of our Company, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim. Investors may have more limited rights of action against management for losses than investors would have absent such indemnification provisions.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Summary

The Company seeks to acquire, renovate, manage, and dispose of a portfolio of single-family homes in and around Austin, Texas (the "**Properties**"). Our intended strategy is to focus on acquiring Properties that we believe (1) can be purchased at a compelling value based on current market conditions (2) we can add value through design and renovation and (3) have significant possibilities for capital appreciation.

Austin Flipsters, LLC is a media company with which the Company is affiliated. Austin Flipsters, LLC operates the Youtube channel "Austin Flipsters," producing videos that feature houses flipping projects performed by Lincoln Edwards and Lauren Ahrens. The Company may purchase services from Austin Flipsters, LLC in the future to market its projects. However, Austin Flipsters, LLC is not the issuer offering and selling its membership interests in this offering. Investors will not participate in the assets or income of Austin Flipsters, LLC nor will investors in any way benefit from the appreciation in value of that company. The Company plans to use the proceeds raised from this offering primarily in acquiring properties for renovation and sale as described in the "Use of Proceeds" section below and all of such projects are unrelated to Austin Flipsters, LLC.

Plan of Operation

We intend to focus on this sector as it complements our Manager's expertise in the acquisition and renovation of residential real estate in Austin, and we intend to capitalize on the ability of the Manager to source, evaluate, negotiate, structure, close, renovate, and manage such acquisitions of single-family homes during the Investment Period (as defined below). The "**Investment Period**" means the period commencing on the date of the initial Closing of the Offering through December 31, 2022, during which time the Manager shall have the right to reinvest any proceeds received from the sale of Properties.

We will distribute the net sale proceeds to Investors for any disposition made after the Investment Period in the manner described in the "Economic Overview" subsection below.

Management & Track-Record

Our company is managed by Houndstooth Capital Real Estate I, LLC which is controlled and managed by Lincoln Edwards. Lauren Ahrens provides essential design, marketing and project management services to Houndstooth Capital Real Estate I, LLC as an external consultant. Lincoln Edwards and Lauren Ahrens are the creative partners behind the hit Youtube channel, Austin Flipsters (10million+ views, 150k+ subscribers). Together they take their audience along for the ride on their adventures renovating houses in Austin, Texas. Austin Flipsters has pioneered the house flipping entertainment genre for the social media age, giving their audience extensive access behind the scenes to projects, and letting subscribers weigh in and vote on project design decisions. Lauren and Lincoln are long-time friends since they first met and interned together in college.

Lincoln is a seasoned real estate developer and entrepreneur with experience buying, selling and developing over $300 million of residential and commercial real estate. Lincoln has been investing in real estate in Texas for over 14 years. He holds a degree in finance from Texas A&M University and an MBA from Harvard Business school.

Lauren brings a creative flare to all her renovation projects. As a self described "real estate junkie" Lauren grew from renovating her own homes into single family rentals and on to house flips with Lincoln. Lauren brings a passion and creativity to real estate, consistently delivering high-end residential projects with designs that command top dollar in the red hot Austin real estate market. She holds a degree in Marketing from Texas A&M University.

Lincoln and Lauren manage a team of 7 dedicated members to their flipping and media operations. They source residential properties from their local network, paid online and offline from marketing investment-grade houses as well as their social media following. They are selective about choosing projects in which they can deliver value and command top of market upon sale. Typical project timelines can vary from 3 months to a year depending on the scale and complexity.

To date, Lincoln and Lauren have bought and sold 35 properties in and around Austin. On average they have generated returns of 20% per project.

Market

The Austin, Texas real estate market has been booming as demand to live in the state's capital shows no signs of slowing. Relocations and expansions from major corporations including Tesla, Amazon and Oracle among many others are due to the city's thriving quality of life and Texas's friendly business environment. In 2020, the Austin residential real estate market saw an unprecedented 20% increase in the average price of homes sold. The median days on market for Austin homes in December 2020 was a jaw dropping 9 days. Local real estate brokerages have seen an increase of 331% in inbound marketing calls for would be home buyers. Demand for real estate in Austin and the surrounding areas seems poised to continue for the foreseeable future.

Leverage

We expect to employ leverage to enhance total returns to our Investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target leverage for a typical property acquisition and renovation is between 60-80% of the greater of cost or fair market value of a property.

Sources & Uses Example

The table below provides an example of the sources and uses of capital for an individual property.

Source of Funds		Use of Funds	
Equity	$105,000	Property Acquisition	$250,000
Senior Debt	$245,000	Renovations	$70,000
		Soft Costs	$20,000
		Working Capital	$10,000
Total Source of Funds	**$350,000**	**Total Use of Funds**	**$350,000**

Economic Overview

Upon the sale of a property, proceeds shall be distributed in the following order: first, to any lender or debt provider, the amount of any mortgage or financing including any owed interest, then to the members of the Company until each has received his/her capital investment; and finally, to each member a pro rata share of profits less the Management Fee as defined below. In the event of a loss, each equity investor will only receive available proceeds pari passu and pro rata in proportion to the percentage of his or her capital investment.

Management Fee

The Manager shall be entitled to 50% of any Profit (as defined below) derived from the sale of the Properties, in aggregate. "**Profit**" is defined as all remaining proceeds after the repayment of any debt and accrued interest as well as the return of each equity investor's initial capital investment.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4.0%	$1,000	4.0%	$20,000
Offering Expenses	20.0%	$5,000	1.0%	$5,000
Acquisitions of Properties	76.0%	$19,000	95.0%	$475,000
Total	**100%**	**$25,000**	**100%**	**$500,000**

The Company has discretion to alter the use of proceeds set forth above based on the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lincoln Edwards	Principal of the Manager of the Company	CEO and sole owner of Houndstooth Capital Real Estate I, LLC, purchasing, developing and selling residential and commercial real estate.	B.S. in finance from Texas A&M (2007), MBA- Harvard University (2011)
Lauren Ahrens	Consultant to the Manager of the Company	Principal and co-owner of Austin Flipsters, LLC, marketing, designing, developing and managing real estate projects.	B.A. in Marketing- from Texas A&M (2007)

Biographical Information

Lincoln Edwards and Lauren Ahrens are the creative partners behind the hit Youtube channel, Austin Flipsters (10million+ views, 150k+ subscribers). Together they take their audience along for the ride on their adventures renovating houses in Austin, Texas. Austin Flipsters has pioneered the house flipping entertainment genre for the social media age, giving their audience unparalleled access behind the scenes to projects, and letting subscribers weigh in and vote on project design decisions. Lauren and Lincoln are long-time friends since they first met and interned together in college.

Lincoln is a seasoned real estate developer and entrepreneur with experience buying, selling and developing over $300 million of residential and commercial real estate. Lincoln has been investing in real estate in Texas for over 14 years. He holds a degree in finance from Texas A&M University and an MBA from Harvard Business school.

Lauren brings a creative flare to all her renovation projects. As a self described "real estate junkie" Lauren grew from renovating her own homes into single family rentals and on to house flips with Lincoln. Lauren brings a passion and creativity to real estate, consistently delivering high-end residential projects with designs that command top dollar in the red hot Austin real estate market. She holds a degree in Marketing from Texas A&M University.

Lincoln and Lauren manage a team of 7 dedicated members to their flipping and media operations. They source residential properties from their local network, paid online and offline marketing, on market investment-grade houses as well as their social media following. They are selective about choosing projects in which they can deliver value and command top of market upon sale. Typical project timelines can vary from 3 months to a year depending on the scale and complexity.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently does not have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue 1,000,000 membership interests (the "**Membership Interests**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 25,200 Membership Interests will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Membership Interest
Amount Outstanding	200
Voting Rights	Members have the right and power to vote on all matters with respect to which the Company's certificate of formation, the Operating Agreement, or the Texas Business Organizations Code requires or permits.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	100%

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Houndstooth Capital Real Estate I, LLC*	Membership Interests	100%

*Wholly owned by Lincoln Edwards

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Overview

Austin Flipsters Portfolio 1, LLC (the "**Company**") was formed on January 15, 2021 under the laws of the State of Texas, and is headquartered in Austin, TX. The Company was formed for the purpose of acquiring, renovating, and selling single-family residential properties in and around Austin, Texas.

Operations

As of the date of this form C, the Company has not yet commenced operations and has been focused on setting up this Offering.

Cash and Cash Equivalents

At inception, the Company did not have any Cash or Cash Equivalents. As of May 1, 2021, the Company had no cash on hand in cash or cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are not essential to our operations but will augment our financial position and liquidity. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*".

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures to execute our "Plan of Operations" set forth above.

Valuation

The price of the Securities was arbitrarily set at $1.00. The value of the Securities will be dependent on a number of factors, including the sales proceeds we receive when we sell the Properties.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	As consideration for services provided by the Manager in forming the Company	200	N/A	January 15, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons. The Company expects to buy or sell properties from or to affiliates controlled by our Manager, or procure services or products from third parties as a result of transactions between such third parties and the affiliates.

Potential Conflicts of Interest and Mitigation

We are managed by an external manager, Houndstooth Capital Real Estate I, LLC. Our Manager may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;

- The possibility that the competing demands for the time of our Manager may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to investors.

Our Manager intends to take the measures below to mitigate conflicts of interest that may arise.

- Our Manager plans to evaluate a number of factors in deciding which entity is best positioned to acquire a property: (a) the available capital of an entity; (b) the development strategy, location, timeline and risks of a property; and (c) the maximum time that an entity can hold a property. Our Manager's strategy is to have the entity that has adequate capital and can hold the property longest purchase the property.
- In related party transactions, including transactions in which we buy or sell properties from or to affiliates controlled by our Manager, or procure services or products from third parties as a result of transactions between such third parties and the affiliates, our Manager will ensure that the terms of these transactions or consideration we pay or receive are comparable to terms available or amounts that would be paid or received in arm's length transactions.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of membership interests (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by July 15, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**", "**Members**", or, "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering commenced (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and request reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event that an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) such early closing date must be at least twenty-one (21) days from the time the Offering commenced and (ii) that all Investors will receive notice of the early closing date at least five (5) business days prior to such early closing date (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted. Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

Membership Interests are also referred to as Units in the Operating Agreement of the Company. Membership Interests and Units are used interchangeably herein. We request that you please review this Form C and the Subscription Agreement attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Distributions

The Company does not expect to make any distributions until following the Investment Period and when the Properties are sold. After the conclusion of the Investment Period and within 30 days of a property sale or at such other times as the Manager deems appropriate, the Company shall distribute the net proceeds from the property sale as follows: (i) first, 100% to the Members of the Company in proportion to each Member's capital contribution until each Member receives its capital contribution in full; and (ii) second, 50% of the remaining net proceeds to the Manager and 50% to the Members.

Dissolution

The Company will be wound up and dissolved upon the first to occur of the following events: (i) Entry of a decree of judicial order to wind up the Company under Chapter 11 of the Texas Business Organizations Code; (ii) At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative, or successor, of the last remaining Member agrees in writing to continue the Company and (a) to become a Member; or (b) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

Voting and Control

The Members have the right and power to vote on all matters with respect to which the Company's certificate of formation, its Operating Agreement, or the Texas Business Organizations Code requires or permits. Unless otherwise stated in its Operating Agreement or required under the Texas Business Organizations Code, the vote of the majority of the Members present at a meeting in which a quorum is present is required to approve or carry out an action of the Members. A quorum will consist of a majority of the Members entitled to vote on the action, represented in person or by proxy.

The Manager may only be removed by the unanimous consent of the Members.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing membership interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"). Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Restrictions on Transfer

An Investor may not transfer the Securities without the consent of the Manager.

Notwithstanding the foregoing, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HOUNDSTOOTH CAPITAL REAL ESTATE I, LLC

By: /s/ Lincoln Edwards
_____
(Signature)

Lincoln Edwards
_____
(Name)

Principal
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

HOUNDSTOOTH CAPITAL REAL ESTATE I, LLC

By: /s/ Lincoln Edwards
_____
(Signature)

Lincoln Edwards
_____
(Name)

Principal
_____
(Title)
May 14, 2021
_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements





A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Austin Flipsters Portfolio 1 LLC.
 Austin, Texas

We have reviewed the accompanying financial statements of Austin Flipsters Portfolio 1 LLC ("the Company"), which comprise the balance sheet as of March 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the period from January 20, 2021 (inception) ended March 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not yet commenced principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

May 14, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

AUSTIN FLIPSTERS PORTFOLIO 1 LLC

A TEXAS LIMITED LIABILITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

AUSTIN FLIPSTERS PORTFOLIO 1 LLC
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2021

Assets		
Total Assets	$	0
Liabilities and Member's Equity		
Total Liabilities	$	0
Total Member's Equity	$	0
Total Liabilities and Member's Equity	$	0

AUSTIN FLIPSTERS PORTFOLIO 1 LLC
CONSOLIDATED STATEMENT OF OPERATIONS
AS OF MARCH 31, 2021

Revenues	$	0
Operating expenses		
Operating expenses		0
Total expenses		0
Net Loss	$	0

AUSTIN FLIPSTERS PORTFOLIO 1 LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
AS OF MARCH 31, 2021

Balance at January ___, 2021 (Inception)	$	0
Capital Contributions		0
Distributions		0
Net Loss		0
Balance at January ___, 2021 (Inception)	$	0

AUSTIN FLIPSTERS PORTFOLIO 1 LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
AS OF MARCH 31, 2021

Cash Flows from Operating Activities		
Net Loss	$	0
Net Cash Used In Operating Activities		0
Cash Flows From Financing Activities		
Capital contributions from related party		0
Net Cash Provided By Financing Activities		0
Net Change In Cash		0
Cash at Beginning of Period		0
Cash at End of Period	$	0

AUSTIN FLIPSTERS PORTFOLIO 1 LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2021

1.   ORGANIZATION

Austin Flipsters Portfolio 1 LLC (the "Company") is a limited liability company organized on January 20, 2021 under the laws of Texas that has been formed to acquire, renovate, manage, and sell a portfolio of single-family residential homes located in and around Austin, Texas (the "Properties").

Since our formation, we have been engaged primarily in developing the financial, offering and other materials to begin the Offering.

Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Company is managed by Houndstooth Capital Real Estate I, LLC (the "Manager") which is owned and controlled by Lincoln Edwards and Lauren Ahrens.

AS OF MARCH 31, 2021 the Company had not yet commenced operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Austin Flipsters Portfolio 1, LLC. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

3.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4.   RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical c us or (iv) are not expected to have a significant impact our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

5.   SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company plans to offer up to $500,000 of membership interests of the Company (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events AS OF MARCH 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Austin Flipsters Portfolio 1

Logo



Headline   Portfolio of fix and flip investments in Austin, Texas

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Hero Image



Tags   Real Estate

Pitch text

Summary

- Homes in Austin, TX have appreciated over 85% in 10 years
- Zillow data suggests Austin will be the hottest US housing market in 2021
- Professional team with 15 years of house flipping experience
- Track record of having flipped 40 homes worth over $16 million in the area
- Hit Youtube channel (12 million+ views) documenting the renovation process

Overview

Austin Flipsters Portfolio 1 is a portfolio of fix and flip investment properties managed by the faces behind YouTube's number one house flipping channel: Austin Flipsters.

The company plans to acquire, renovate, manage, and dispose of a portfolio of single-family homes in and around Austin, Texas. Our intended strategy is to focus on acquiring properties that we believe:

1. Can be purchased at a compelling value based on current market conditions;
2. We can add value to through design and renovation and;
3. Have significant potential for capital appreciation


$20,000 Full Home Renovation | Before & After
381K views • 4 months ago


We paid $5,000 for this house | Before & After…
1.9M views • 5 months ago


Modern Farmhouse Renovation | Before & After
957K views • 7 months ago


Flipping a House During a Pandemic | Before & After
517K views • 9 months ago


Before and After Home Renovation | Warm Modern…
376K views • 10 months ago


Before and After Home Renovation | Modern Kitchen
261K views • 1 year ago


Before & After Home Renovation | Urban Bungalow
923K views • 1 year ago


Before and After Home Renovation | Ranch House
645K views • 1 year ago

Austin Flipsters has paved the way for house flipping on social media—their Youtube channel takes their audience of 170k+ subscribers behind the scenes, showing the ins and outs of the renovation process. And now, Austin Flipsters is giving viewers the opportunity to invest in their house flips.

Market

After outpacing all other large markets by the end of 2020, Austin's housing market is again expected to be the nation's hottest in 2021, according to Zillow.



The Austin, Texas real estate market has been booming as demand to live in the state's capital shows no signs of slowing. Relocations and expansions from major corporations including Tesla, Amazon, and Oracle among many others are due to the city's thriving quality of life and Texas's friendly business environment. In 2020, the Austin residential real estate market saw an unprecedented 20%

increase in the average price of homes sold. The median days on market for Austin homes in December 2020 was a jaw dropping 9 days. Local real estate brokerages have seen an increase of 331% in inbound marketing calls for would-be home buyers. Demand for real estate in Austin and the surrounding areas seems poised to continue for the foreseeable future.



Austin in the News

- For the second year in a row, Austin was ranked as the #1 best tech town in the U.S. in 2020 by CompTIA.
- The New York Times reported that the number 1 pick for people leaving San Francisco is Austin, Texas, according to moveBuddha.
- Apple is opening a $1 billion, 133-acre campus that could accommodate up to 15,000 workers.
- Tesla announced that it would build its newest automobile factory near Austin, and in November 2020, said that Elon Musk's transit-oriented underground tunneling project (the Boring Company) would expand to Austin. Elon Musk is also moving the Musk Foundation to Austin.

Strategy

Austin Flipsters has 15 years of experience acquiring and renovating residential real estate in and around Austin, Texas.

We primarily source residential properties from our local network, paid online and offline from marketing investment-grade houses as well as our social media following. We are selective about choosing projects in which we believe we can deliver value and command top of market upon sale. Typical project timelines can vary from 3 months to a year depending on the scale and complexity.

We have deep experience sourcing evaluating, negotiating, structuring, closing, renovating, and managing such acquisitions of single-family homes, and intend to leverage this strategy for this offering.

Offering

We are offering up to 500,000 membership units of our Company for $1.00 each. The proceeds of the offering will be used to acquire and renovate properties during the Investment Period (as defined below).

The "**Investment Period**" means the period commencing on the date of the initial Closing of the Offering through December 31, 2022, during which time the Manager shall have the right to reinvest any proceeds received from the sale of properties.

We will distribute the net sale proceeds to Investors for dispositions made after the Investment Period.

Management Fee

The Manager shall be entitled to 50% of any Profit (as defined below) derived from the sale of the Properties, in aggregate. "**Profit**" is defined as all remaining proceeds after the repayment of any debt and accrued interest as well as the return of each equity investor's initial capital investment.

Austin Flipsters, LLC is a media company with which the Company is affiliated. Austin Flipsters, LLC operates the Youtube channel "Austin Flipsters," producing videos that feature houses flipping projects performed by Lincoln Edwards and Lauren Ahrens. The Company may purchase services from Austin Flipsters, LLC in the future to market its projects. However, Austin Flipsters, LLC is not the issuer offering and selling its membership interests in this offering. Investors will not participate in the assets or income of Austin Flipsters, LLC nor will investors in any way benefit from the appreciation in value of that company. The Company plans to use the proceeds raised from this offering primarily in acquiring properties for renovation and sale and all of such projects are unrelated to Austin Flipsters, LLC.

Track Record

Austin Flipsters has a strong track record of buying, renovating, and selling single family homes in Austin Texas. Below are select projects that Austin Flipsters has successfully flipped.

Sweet Split-Level

Our sweet split-level project started out a little sour. We had to contend with an awkward layout, a nightmare contractor and a buyer that almost backed out at the last minute. But in the end we were able to make lemonade out of this lemon. We opened up the entry and main living spaces to give this split-level a more functional floor plan. It ended up being one of our favorite designs yet.

Project Overview

- Built: 1981
- Square Feet: 1,774
- Bed/Bath: 3/2.5
- Purchased: $188,500
- Renovations: $63,200
- Sold: $323,500
- Gross Profit: $71,800
- Days on Market: 7

East Austin Bungalow

The East Side of Austin is booming. It seems like there's a new condo going up daily and a trendy chicken place on every corner of this rapidly gentrifying area. Our charming craftsman is located in Boggy Creek an area just East of Downtown. Homes in the area are rapidly appreciating and developers have started to put two homes on a lot. In fact , the buyers of our home added a "b" unit to the backyard of this property. This was a fun one design-wise-check it out!

Project Overview

- Built: 1990
- Square Feet: 1,048
- Bed/Bath: 2/2
- Purchased: $260,000
- Renovations: $75,000

- Sold: $415,000
- Gross Profit: $80,000
- Days on Market: 4

90210 House

This house (which we affectionately call the 90210 house because of its awesome 90's throwback features) has been in our rental portfolio for several years. Because home prices are booming in Austin and rental rates have not kept pace it only made sense to off-load this bad boy and use the equity for more flips. Located in the Riverplace neighborhood of West Austin near Lake Travis, this house received a cosmetic rehab when it was first purchased so the only thing we had to do this time around was stage to sell. We wanted to highlight some features and downplay others. Staging to the rescue!

Project Overview

- Built: 1994
- Square Feet: 3,824
- Bed/Bath: 4/3
- Purchased: $450,000
- Renovations: $75,000
- Sold: $575,000
- Gross Profit: $50,000
- Days on Market: 21

The Lady Bird House

Meet Lady Bird. This 1970's Ranch House needed a major face-lift to bring it back to its former glory. We had a little bit of everything with this one-foundation work, a new roof, all new kitchen and baths. Using our favorite grey/white color combo we were able to make this regal lady shine.

Project Overview

- Built: 1973
- Square Feet: 1,335
- Bed/Bath: 3/2
- Purchased: $230,000
- Renovations: $60,000
- Sold: $373,000
- Closing Costs: $20,500
- Profit: $62,500

Team

Austin Flipsters Portfolio I is managed by Houndstooth Capital Real Estate I, LLC which is controlled and managed by Lincoln Edwards. Lauren Ahrens consults for the company and provides essential design, marketing and project management services.



Lincoln Edwards and Lauren Ahrens are the creative partners behind the hit Youtube channel, Austin Flipsters (10 million+ views, 150k+ subscribers). Together they take their audience along for the ride on their adventures renovating houses in Austin, Texas. Austin Flipsters has pioneered the house flipping entertainment genre for the social media age, giving their audience extensive access behind the scenes to projects, and letting subscribers weigh in and vote on project design decisions. Lauren and Lincoln are long-time friends since they first met and interned together in college.

Lincoln is a seasoned real estate developer and entrepreneur with experience buying, selling and developing over $300 million of residential and commercial real estate. Lincoln has been investing in real estate in Texas for over 14 years. He holds a degree in finance from Texas A&M University and an MBA from Harvard Business school.

Lauren brings a creative flare to all her renovation projects. As a self described "real estate junkie" Lauren grew from renovating her own homes into single family rentals and on to house flips with Lincoln. Lauren brings a passion and creativity to real estate, consistently delivering high-end residential projects with designs that command top dollar in the red hot Austin real estate market. She holds a degree in Marketing from Texas A&M University.

Lincoln and Lauren manage a team of 7 dedicated members to their flipping and media operations.

Team

	Lincoln Edwards	Founder, Austin Flipsters & Manager, Austin Flipsters Portfolio 1	Lincoln Edwards is the co-founder of Austin Flipsters, LLC. Austin Flipsters Portfolio I (the issuer) is managed by Houndstooth Capital Real Estate I, LLC which is controlled and managed by Lincoln, a seasoned real estate developer and entrepreneur.
	Lauren Ahrens	Founder, Austin Flipsters	Lauren Ahrens is the co-founder of Austin Flipsters, LLC. Lauren consults for the company and provides essential design, marketing and project management services to Austin Flipsters Portfolio 1.

Perks

FAQ

EXHIBIT C

Subscription Agreement

AUSTIN FLIPSTERS PORTFOLIO 1, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Manager of
AUSTIN FLIPSTERS PORTFOLIO 1, LLC
3901 South Lamar Boulevard, Suite 130
Austin, TX 78704

Ladies and Gentlemen:

1.	Background. The undersigned understands that AUSTIN FLIPSTERS PORTFOLIO 1, LLC, a Texas limited liability company, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated May 14, 2021, as the same may be amended from time to time (the "**Form C**"), filed by the Company with the Securities and Exchange Commission (the "**SEC**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 500,000 membership interests (each a "**Unit**" and, collectively, the "**Units**") at a price of $1.00 per Unit (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $25,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $500,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Portal (as defined below). The Company is offering the Units to prospective investors through the OpenDeal Portal LLC, d/b/a Republic (the "**Portal**"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 4% of gross monies raised in the Offering and Units that is equal to 1% of the total Units sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at https://republic.co/austin-flipsters.

2.	Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Units is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, The undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any Units or interest therein to a party subject to U.S. or other applicable sanctions.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned

are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Texas and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Operating Agreement and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Operating Agreement. The undersigned acknowledges receipt of a copy of the Company's Limited Liability Company Agreement, dated January 19, 2021, among the Company and the members of the Company, as amended from time to time (the "**Operating Agreement**"). The undersigned hereby agrees to be bound by the terms and conditions of the Operating Agreement as a Member thereunder and its signature on this Agreement shall constitute its agreement to adhere to all of the terms and conditions of the Operating Agreement.

10.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by

reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

11. <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

13. <u>Legend</u>. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

14. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Texas without regard to the principles of conflicts of laws.

16. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

19. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

20.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

21.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

22.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

24.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

25.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

26.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

AUSTIN FLIPSTERS PORTFOLIO 1, LLC

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT D

Operating Agreement

Limited Liability Company Agreement

**Austin Flipsters Portfolio 1, LLC
a Texas Limited Liability Company**

THIS LIMITED LIABILITY COMPANY AGREEMENT of Austin Flipsters Portfolio 1, LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Texas limited liability company under the Texas Business Organizations Code. The purpose of the Company is to acquire, own, manage and dispose of residential real estate in Austin, Texas (each a "Real Estate Investment") and conduct any lawful business for which limited liability companies may be organized under the laws of the state of Texas. The Members hereby adopt and approve the certificate of formation of the Company filed with the Secretary of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Texas Business Organizations Code.

"Agreement" means this Limited Liability Company Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature entered into by the Company with respect to the Real Estate Investments.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Investment Period" means the period through June 30, 2022, during which time the Manager shall have the right to reinvest any sale proceeds in its sole discretion.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Texas Business Organizations Code, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Units.** The authorized capital stock of the Company consists of 1,000,000 membership units ("Units"). The number of Units owned by each Member is set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

2.2 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.3 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions without their prior written consent. If a Member agrees to a subsequent Capital Contribution, such Member may make such additional Capital Contributions on a pro rata basis along with any other consenting Members in accordance with each consenting Member's respective Percentage Interest or as otherwise agreed to by such consenting Members.

2.4 **Additional Members**.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by the Managers.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.5 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.6 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.7 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Texas Business Organizations Code. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by a majority of the Managers and the Members holding a majority of the Ownership Interests, any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. After the conclusion of the Investment Period and within thirty (30) days after a Capital Transaction or at such other times as the Manager deems appropriate, the Company shall distribute the net proceeds from the Capital Transaction as follows:

(i) First, one hundred percent (100%) to the Members in proportion to each Member's Capital Contribution, until each Member's Capital Account has been reduced to zero;

(iii) Second, fifty percent (50%) to the Members and fifty percent (50%) to the Manager.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management**.

A. **Generally**. Subject to the terms of this Agreement and the Texas Business Organizations Code, the business and affairs of the Company will be managed by the

Managers, as further described below. The Managers will be the Persons named in the Company's certificate of formation filed with the Texas Secretary of State. A current list of the Managers shall be maintained on Exhibit B which must be updated to reflect any changes in Managers. The Managers will act under the direction of the Members and may be removed at a special meeting of the Members called expressly for that purpose, for any reason or no reason, by the affirmative unanimous vote of Members entitled to vote at the election of Managers.

B. **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the Texas Business Organization Code for the Company to engage in an activity or transaction, all activities or transactions must be approved by a vote of the majority of the Managers present at a meeting in which a quorum is present, which will be a majority of the Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Ownership Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require approval of a majority of the Managers and of the Members holding a majority of the Ownership Interests to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) Knowingly do any act that would subject any Member to liability for the obligations of the Company in any jurisdiction; and

(iii) An amendment of this Agreement that materially adversely affects the rights of the Members.

4.2 **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Special meetings of the Managers may be held at any time upon the call of any Manager of the Company. A notice of any special meeting must be sent to each Manager at least four (4) days before the meeting. Notice of such meeting may be waived in writing before or after such meeting, and such waiver will be equivalent to the giving of notice. Attendance of a Manager at a meeting will constitute a waiver of notice thereof, except where such Manager attends for the express purpose of objection to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Managers need to be specified in the notice or waiver of notice of such meeting. Meetings may take place in person, by conference call, or by any other means permitted under the Texas Business Organization Code. In addition, Company actions requiring a vote may be carried out without a meeting if the Managers having not fewer than the minimum number of votes that would be necessary to take the action, at a meeting, at which all Managers consent in writing to approve the action.

4.3 **Officers**. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers. The initial officers will be the Persons designated by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

> (i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the date each Member became a member, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests;
>
> (ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;
>
> (iii) Copies of powers of attorneys;
>
> (iv) A copy of the certificate of formation of the Company, as may be amended from time to time ("Certificate of Formation"); and
>
> (v) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the

Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election**. The Company may, at the election of a majority of the Managers, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Partnership Representative**. The Members shall take all reasonable actions to avoid the application to the Company of the centralized partnership audit provisions of sections 6221 through 6241 of the Internal Revenue Code, as amended by the Bipartisan Budget Act of 2015. If, however, such provisions are found to apply to the Company, a Manager or another appointed individual shall act as the partnership representative for the purposes of the Internal Revenue Code section 6221 through 6241 (the "**Partnership Representative**"). In the event such Manager is no longer a Member in the Company, and no other individual has been appointed as the Partnership Representative, the Partnership Representative shall be appointed by the Members holding a majority of the Ownership Interests. The Partnership Representative shall be authorized and required to represent the Company with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. The Partnership Representative shall have the sole authority to (1) sign consents, enter into settlement and other agreements with such authorities with respect to any such examinations or proceedings and (ii) to expend the Company's funds for professional services incurred in connection therewith. In the event of an adjustment resulting in an underpayment of tax, the Partnership Representative shall duly and timely elect under section 6226 of the Internal Revenue Code that each Person who was a Member during the taxable year that was audited personally bear any tax, interest, addition to tax, and penalty resulting from such adjustments and, if for any reason, the Company is liable for a tax, interest, addition to tax, or penalty as a result of such an audit, each person who was a member during the taxable year that was audited shall pay to the Company an amount equal to such Person's proportionate share of such liability, as determined by a majority of the Managers based on the amount each such person should have borne (computed at the rate used to compute the Company's liability) had the Company's tax return for such taxable year reflected the audit adjustment. The expenses for the Company's payment of such tax, interest, addition to tax, or penalty shall be specially allocated to such persons in such proportions. The Partnership Representative shall have the final decision-making authority with respect to all federal income tax matters involving the Company. The Members agree to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings. Any reasonable direct out-of-pocket expense incurred by the Partnership Representative in carrying out its obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Partnership Representative shall be reimbursed.

5.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the certificate of formation, this Agreement, or the Texas Business Organizations Code requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(C)) or required under the Texas Business Organizations Code, the vote of the majority of the Members present at a meeting in which a quorum is present is required to approve or carry out an action of the Members. A quorum will consist of a majority of the Members entitled to vote on the action, represented in person or by proxy.

Meetings of Members. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Special meetings of the Members may be called at the request of the senior officer of the Company or the Managers or Members holding at least ten percent (10%) of the Percentage Interest of the Company. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. The purpose or purposes for which a special meeting is called must be stated in the notice of the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Texas Business Organizations Code. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Texas Business Organizations Code, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum number of votes that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted. If any action is taken without a meeting, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if a majority of the Managers and the Members holding a majority of the Ownership Interests agree in a written consent or by vote at a meeting. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2 **Restrictions on Transfer; Admission of Transferee**. A Member may not transfer any Membership Interests, whether now owned or later acquired, unless a majority of the Managers consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of a majority of the Managers. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.4(B) are complied with in full.

ARTICLE 8: WINDING UP

8.1 **Events Requirement Winding Up.** The Company will be wound up upon the first to occur of the following events:

    (i)   Entry of a decree of judicial order to wind up the Company under Chapter 11 of the Texas Business Organizations Code;

    (ii)   At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative, or successor, of the last remaining Member agrees in writing to continue the Company and (a) to become a Member; or

        (b) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

    (iii)   The sale or transfer of all or substantially all of the Company's assets;

    (iv)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2 **No Automatic Winding Up Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

8.3 **Winding Up Affairs and Distribution of Assets.**

A.   If an event requiring the wind up of the Company occurs, a Person designated for this purpose by the Managers or, if there are no remaining Managers, by a majority of the Members (the Person so designated being called the "Liquidating Agent"), as soon as practicable will wind up the affairs of the Company and sell and/or distribute the assets of the Company. The Liquidating Agent will have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the liquidation and termination of the Company that the Managers would have with respect to the assets and liabilities of the Company during the term of the Company, and the Liquidating Agent is expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets. The Liquidating

Agent must apply and distribute the proceeds of the sale or liquidation of the assets and property of the Company in the following order of priority, unless otherwise required by nonwaivable provisions of applicable law:

> (i) To pay (or to make provision for the payment of) all creditors of the Company (including Members who are creditors of the Company), in the order of priority provided by law or otherwise, in satisfaction of all debts, liabilities or obligations of the Company due its creditors;

> (ii) After the payment (or the provision for payment) of all debts, liabilities and obligations of the Company in accordance with clause (i) above, any balance remaining will be distributed to the Members in accordance with Section 3.2 hereof.

B.   The Liquidating Agent will have sole discretion to determine whether to liquidate all or any portion of the assets and property of the Company and the consideration to be received for that property.

C.   Except as required by nonwaivable provisions of the Texas Business Organizations Code, no Member will have any obligation at any time to contribute any funds to replenish any negative balance in its capital account.

8.4 **Termination**. On compliance with the distribution plan described in Section 8.3, the Liquidating Agent must execute, acknowledge and cause to be filed a certificate of termination with the Texas Secretary of State, at which time the Company will cease to exist as a limited liability company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Texas law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a

Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Texas law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Ownership Interests (excluding the Ownership Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written affirmation by such Company Agent of such Company Agent's good faith belief that the Company Agent has met the standard of conduct necessary for indemnification and a written undertaking by Company Agent to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

Entire Agreement; Amendment. This Agreement along with the Certificate of Formation (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Texas Business Organizations Code. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by a majority of the Managers and Members holding a majority of the Ownership Interests, except as otherwise required or permitted by the Texas Business Organizations Code.

Exception. Notwithstanding the foregoing, a majority of the Managers may at any time, without the consent of any Member, amend this Agreement to:

     (i)   effect compliance with any applicable law or regulation;

     (ii)   reflect the issuance or transfer of Units and/or the admission of a Member, which new Member may be admitted upon the written consent of a majority of the Managers in accordance with Section 7.2;

     (iii)   reflect that a Member has ceased to be a Member;

     (iv)   formalize an amendment to this Agreement in accordance with this Section, or to cure any ambiguity in this Agreement, or to eliminate conflicts between inconsistent provisions;

     (v)   reflect any change in the Company's principal offices, agent for service of process or Partnership Representative;

     (vi)   delete from or add to the Agreement any provision required to be so deleted or added by the staff of the Securities and Exchange Commission or by a state blue sky commissioner or similar such official, which addition or deletion is deemed by such commission or official to be for the benefit or protection of the Members;

     (vii)   upon notice to all Members, to amend the provisions of Article 3 or any other related provision of this Agreement, and to ensure that the allocations and distributions contained in Article 3 or any related provision will have substantial economic effect in accordance with the most recently proposed or final Regulations relating to the Internal Revenue Code Section 704 or any other statute, regulation or judicial interpretation relating to such allocations or otherwise reflect the economic arrangement of the Members as reflected in Section 3.2; provided, that any such amendments shall amend the provisions of the Agreement to the minimum extent necessary in accordance with the advice of the Company's accountants and counsel to accomplish such objectives;

     (viii)   to accommodate investments in the Company by employee benefit plans through group trusts or other investment vehicles, to comply with ERISA, to prevent the Company from being classified as an investment company under the Investment Company Act of 1940 or to accommodate the creation of Special Purpose Entities; and/or

     (ix)   to make any other amendment which does not adversely affect the rights of any Member.

     10.2 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Texas. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.3 **Power of Attorney**. Each Member, by the execution of this Agreement or the acceptance of an interest in the Company, irrevocably constitutes and appoints the Manager, with full power of substitution, so long as the Manager is acting in such a capacity (and any successor Manager thereof so long as such successor is acting in such capacity), as such Member's true and lawful attorney, with full power and authority in such Member's name, place and stead, to make, execute, sign, acknowledge, swear, and file:

(i)   Any certificate or other instrument necessary to qualify or continue to qualify the Company as a limited liability company (or foreign limited liability company, as the case may be) under the laws of the State of Texas or any other state in which the Manager deems it advisable to file;

(ii)   Any amendment to this Agreement or the Certificate of Formation that is required as a result of a change or modification in accordance with this Agreement;

(iii)   All documents that may be required to effect the dissolution and termination of the Company; and

(iv)   Any certificates or agreements reflecting any amendments permitted to be made by the Manager. This power of attorney shall not be affected by and shall survive the bankruptcy, insolvency, death, incompetency, or dissolution of a Member and shall survive the delivery of any assignment by the Member of the whole or any portion of its interest in the Company. Each Member hereby releases the Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by the Manager pursuant to which the Manager purports to act as the attorney-in-fact for one or more Members, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 10.3.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[*Remainder Intentionally Left Blank.*]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Company Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: <u>January 19, 2021</u>

DocuSigned by:

lincoln Edwards

3E0B6F7BB124404...

Signature of Lincoln Edwards
Manager of Houndstooth Capital Real Estate I, LLC

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Member	Address	Capital Contribution	# of Units	% Ownership
Houndstooth Capital Real Estate I, LLC			200	100%

<u>EXHIBIT B</u>
MANAGERS

Manager(s) of the Company are set forth below:

Houndstooth Capital Real Estate I, LLC

Exhibit E

Video Transcript

Austin Flipsters Portfolio I, LLC video transcript

Hey y'all! I'm Lincoln

And I'm Lauren

And we are better known as the Austin Flipsters.

We are the top house flipping channel on YouTube where we bring our audience along for the adventure as we flip houses in the Austin Texas area.

Ever since we started our YouTube channel we have invited our audience to get involved in our projects.

From letting our Instagram Followers vote on design decisions to co-designing houses directly with guest designers from our audience.

We love our community and believe bringing them along for the journey gives us better insight into market demand and generates more buzz around our projects.

And now we're taking your involvement to a whole new level by opening up our house flips for you to invest in directly.

We have been in the real estate game for over a decade now and we have mastered the dos and don'ts of house flipping.

And if you've been following the Austin Texas housing market you know it is exploding right now with the influx of tech companies and people from all over the country relocating here to enjoy the amazing quality of life that Austin offers.

By opening up the option to invest in our house flips directly, we're excited to offer the potential profits that flipping can generate as well as exposure to the Austin real estate market.

And while we can never guaranty investment returns, we've dedicated our careers to this exciting market and believe in its ability to create wealth.

Now we want to give our community a chance to own a piece of what we're building.

The timing could not be better.

We hope you get the chance to invest and will join us in this journey.